

SECURITII  ION

05036314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER

8- **51550**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____12/01/03_____ AND ENDING_____11/30/04_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue
                            (No. and Street)

Nashville   Tennessee   37203
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling   (615) 467-3514
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFT CPAs, PLLC
                    (Name - if individual, state last, first, middle name)

555 Great Circle Road, Suite 200 Nashville   Tennessee   37228
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Joel Oertling_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Avondale Partners, LLC_, as of _November 30_, 20 _04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

_____
Signature

VP Finance
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2004

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2004

CONTENTS



KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Avondale Partners, LLC (the "Company") as of November 30, 2004 and 2003, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC at November 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
December 22, 2004   -3-

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

AVONDALE PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

NOVEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 5,567,011	$ 3,614,853
Deposits with clearing broker	271,701	290,315
Receivable from clearing broker	817,484	477,084
Receivable from customers	78,370	53,699
Receivable from related parties - Note 5	86,493	111,073
Loans receivable from employees - Note 5	-	11,112
Marketable securities	213,412	-
Prepaid expenses and other assets - Note 3	136,610	153,240
Furniture, equipment and improvements - at cost, less accumulated depreciation of $279,651 for 2004, and $134,034 for 2003 - Note 4	295,379	236,448
TOTAL ASSETS	$ 7,466,460	$ 4,947,824
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses - Notes 5 and 9	$ 2,736,078	$ 1,867,063
Marketable securities sold, not yet purchased, at market value - Note 7	2,441	-
TOTAL LIABILITIES	2,738,519	1,867,063
COMMITMENTS - Note 6		
MEMBER'S EQUITY	4,727,941	3,080,761
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,466,460	$ 4,947,824

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
REVENUES		
Commission income	$ 5,225,108	$ 3,287,022
Interest and dividend income	84,606	26,519
Principal transactions	3,706,308	1,662,594
Investment banking income	5,927,529	3,676,347
Other - Note 6	211,439	400,990
TOTAL REVENUES	15,154,990	9,053,472
EXPENSES		
Compensation and benefits - Note 5	10,587,505	6,572,257
Floor brokerage and clearance fees	1,233,889	665,772
Communication and technology	850,817	665,658
Interest	1,159	177
Occupancy	660,286	634,910
Advertising and market development	758,286	696,228
Other - Note 5	544,989	520,283
TOTAL EXPENSES	14,636,931	9,755,285
NET INCOME (LOSS)	$ 518,059	$ (701,813)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

BALANCE - DECEMBER 1, 2002	$ 1,207,758
Member's capital contributions - Note 5	2,578,450
Member's capital distributions - Note 5	(3,634)
Net loss for the year	(701,813)
BALANCE - NOVEMBER 30, 2003	3,080,761
Member's capital contributions - Note 5	1,240,751
Member's capital distributions - Note 5	(111,630)
Net income for the year	518,059
BALANCE - NOVEMBER 30, 2004	$ 4,727,941

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

BALANCE - DECEMBER 1, 2002	$ -
Increases:	
Secured demand note collateral agreements	1,000,000
Decreases:	
Secured demand note collateral agreements	(1,000,000)
BALANCE - NOVEMBER 30, 2003	$ -
SUBORDINATED BORROWINGS - DECEMBER 1, 2003	$ -
Increases	-
Decreases	-
BALANCE - NOVEMBER 30, 2004	$ -

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES		
Net income (loss)	$ 518,059	$ (701,813)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	145,955	79,128
Loss on disposal of furniture and equipment	113	-
(Increase) decrease in operating assets:		
Deposits with clearing broker	18,614	69,248
Receivable from clearing broker	(340,400)	(328,052)
Receivable from customers	(24,671)	(21,364)
Receivable from related parties	24,580	(81,137)
Prepaid expenses	16,630	(43,975)
Marketable securities owned	(213,412)	-
Increase (decrease) in operating liabilities:		
Marketable securities sold, not yet purchased	2,441	-
Accounts payable and accrued expenses	769,015	1,317,087
Total Adjustments	398,865	990,935
NET CASH PROVIDED BY OPERATING ACTIVITIES	916,924	289,122
INVESTING ACTIVITIES		
Purchase of furniture and equipment	(205,372)	(95,020)
Proceeds from sale of furniture and equipment	373	-
Decrease in loans receivable - employees	11,112	31,598
NET CASH USED IN INVESTING ACTIVITIES	(193,887)	(63,422)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

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	2004	2003
FINANCING ACTIVITIES		
Member's cash capital contributions	1,240,751	2,578,450
Member's cash capital distribution	(11,630)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,229,121	2,578,450
NET INCREASE IN CASH	1,952,158	2,804,150
CASH - beginning of year	3,614,853	810,703
CASH - end of year	$ 5,567,011	$ 3,614,853

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for:		
Interest expense	$ 1,159	$ 177

NON-CASH FINANCING ACTIVITY:

Payable for capital distribution to member - Note 5	$ 100,000	$ 3,634

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which began operations on January 8, 1999, as Convertible Desk, LLC ("Convertible"). On August 31, 2001, Convertible's name was changed to Avondale Partners, LLC. The Company is wholly-owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking, and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, and also has offices in Yardley, Pennsylvania, and Boston, Massachusetts, and San Diego, California.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal year

The Company has adopted a November 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At November 30, 2004, the Company had no cash equivalents.

Deposits with clearing broker

In connection with its proprietary account with First Clearing Corporation, the Company has agreed to maintain a deposit account equal to or greater than the margin requirements on securities, with a minimum balance of $100,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. All of the Company's trading activities are cleared through First Clearing Corporation.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date.

Furniture, equipment and improvements

Furniture and equipment are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years.

Prepaid expenses and other assets

Prepaid expenses and other assets are reported at net amortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Revenue recognition

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Interest income is accrued and recognized in the period earned. Dividends are recognized on the ex-dividend date.

Principal transactions are recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and is comprised of realized and unrealized gains (losses) on security transactions.

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received or receivable.

Other income results primarily from the sublease of a portion of the Company's Nashville office space.

Payments to members of related parties

Payments to members of related parties are intended as compensation for services rendered and are accounted for as compensation and benefits expense rather than allocations of net income or loss.

Interest expense

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a rate that fluctuates daily.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risk

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by the use of high quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at November 30:

	2004	2003
Prepaid insurance and medical benefits	$ 38,245	$ 24,524
Miscellaneous other prepaid expenses	63,339	92,160
Deposits	25,197	20,189
Other	9,829	16,367
Total	$ 136,610	$ 153,240

NOTE 4 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at November 30:

	2004	2003
Furniture and fixtures	$ 54,438	$ 38,782
Technology equipment	433,522	257,522
Office equipment	76,483	65,971
Leasehold improvements	10,587	8,207
	575,030	370,482
Accumulated depreciation	(279,651)	(134,034)
Furniture, equipment and improvements, net	$ 295,379	$ 236,448

Depreciation expense for the years ended November 30, 2004 and 2003, totaled $145,955 and $79,128, respectively.

NOTE 5 - TRANSACTIONS WITH AFFILIATES

Receivables from related parties

During 2004 and 2003, the Company paid various expenses on behalf of Avondale Group, LLC (its member) and Avondale Equity Partners, LLC (a member of Avondale Group, LLC). As of November 30, 2004, the Company has a receivable from Avondale Group, LLC of $81,973 ($108,413 - 2003) and a receivable from Avondale Equity Partners, LLC of $4,520 ($2,660 - 2003).

Loans receivable from employees

During the year, two unsecured loans receivable from employees (evidenced by notes with original face values of $25,000 each) were paid off. The notes bore interest annually at the short-term monthly applicable federal rate, as published pursuant to the Federal Internal Revenue Code (1.26% as of November 30, 2003).

Payables to related parties

Accounts payable and accrued expenses as of November 30, 2004, include $100,000 of additional capital distributions to Avondale Group, LLC that were recognized in 2004 and approved for payment subsequent to year end.

NOTE 5 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

Payables to employees

As of November 30, 2004 and 2003, the Company had payables of $48,919 and $78,281, respectively, to various employees for expense reimbursements reported in accounts payable and accrued expenses.

Payments to members of related parties

During 2004, the Company paid compensation and guaranteed payments totaling approximately $8,471,000 ($5,528,000 in 2003) to employees who are also members of related parties.

NOTE 6 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, San Diego, California, and Yardley, Pennsylvania, under non-cancelable operating leases that expire February 2011, April 2007 and February 2006, respectively. The Company subleases a portion of its Nashville office space to an outside party under a non-cancelable sublease agreement, which expires in February 2011.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next three fiscal years.

As of November 30, 2004, aggregate future lease commitments and sublease rental income total the following:

	Lease Commitments	Sublease Rental Income	Net Commitment
Fiscal year 2005	$ 573,559	$ (191,258)	$ 382,301
Fiscal year 2006	571,241	(207,386)	363,855
Fiscal year 2007	552,485	(217,317)	335,168
Fiscal year 2008	549,547	(225,297)	324,250
Fiscal year 2009	569,000	(233,268)	335,732
Thereafter	736,782	(302,055)	434,727
Total	$ 3,552,614	$ (1,376,581)	$ 2,176,033

Total expense incurred under all such agreements for the year ended November 30, 2004, amounted to $626,183 ($550,119 - 2003). Total sublease income for the year ended November 30, 2004, amounted to $210,164 ($180,275 - 2003) and is included in other income.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At November 30, 2004, the Company had regulatory net capital of $3,917,311 ($2,515,190 - 2003), which was $3,697,311 ($2,389,190 - 2003) in excess of its required net capital of $220,000 ($126,000 - 2003). The Company's percent of aggregate indebtedness to net capital ratio was .70 to 1 (.74 to 1 - 2003).

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of November 30:

	2004	2003
Accounts payable - trade	$ 170,905	$ 124,237
Accounts payable - First Clearing Corporation	56,649	31,361
Accrued bonuses and payroll	1,877,971	1,430,213
Payable for capital distribution to member	100,000	3,634
Other accrued expenses	530,553	277,618
Total	$ 2,736,078	$ 1,867,063

SUPPLEMENTAL SCHEDULES

AVONDALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL

AS OF NOVEMBER 30, 2004

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 4,727,941
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Furniture, equipment and improvements, net	(295,379)
Other assets	(514,885)
Total deductions and/or charges	(810,264)
Net capital before haircuts on securities positions	3,917,677
Haircuts on securities	(366)
Net Capital	$ 3,917,311
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 2,736,078
Total aggregate indebtedness	$ 2,736,078
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 220,000
Excess net capital	$ 3,697,311
Excess net capital at 1000%	$ 3,643,703
Percentage of aggregate indebtedness to net capital	69.84 %

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

NOVEMBER 30, 2004

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

NOVEMBER 30, 2004

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

RECONCILATION, INCLUDING APPROPRIATE EXPLANATION, OF THE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3

AS OF NOVEMBER 30, 2004

Reconciliation with Company's computation (included in Part II of Form X-17A-5
as of November 30, 2004)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 3,917,311
Net audit adjustments	-
Net capital per audit	$ 3,917,311

AVONDALE PARTNERS, LLC

RECONCILATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

NOVEMBER 30, 2004

Not applicable.

AVONDALE PARTNERS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

NOVEMBER 30, 2004

None.



KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Avondale Partners, LLC (the "Company") for the year ended November 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at November 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft CPAs PLLC

Nashville, Tennessee
December 22, 2004

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